Atlas Copco Three months ended March 31, 2002

Q1


Atlas Copco
XAHS 106

dlw 9/9

Revenues decreased by 4% to MSEK 11,635. The operating margin was 10.0% (12.1). Earnings per share decreased to SEK 2.80, compared to SEK 3.23 the preceding year.

Atlas Copco

Income Statement

MSEK	3 months ended Mar. 31, 2002	3 months ended Mar. 31, 2001	12 months ended Mar. 31, 2002	12 months ended Mar. 31, 2001	12 months ended Dec. 31, 2001
Revenues	11,635	12,101	50,673	48,111	51,139
Operating expenses	–10,469	–10,638	–44,840	–41,584	–45,009
Operating profit	1,166	1,463	5,833	6,527	6,130
—as a percentage of revenues	*10.0*	*12.1*	*11.5*	*13.6*	*12.0*
Financial income and expenses	–254	–414	–1,270	–1,732	–1,430
Profit after financial items	912	1,049	4,563	4,795	4,700
—as a percentage of revenues	*7.8*	*8.7*	*9.0*	*10.0*	*9.2*
Taxes	–314	–364	–1,572	–1,740	–1,622
Minority interest	–11	–9	–13	–41	–11
Net profit	587	676	2,978	3,014	3,067
Earnings per share, SEK	*2.80*	*3.23*	*14.21*	*14.38*	*14.63*
Equity per share, SEK			*133*	*125*	*133*
Return on capital employed before tax, %			*12*	*14*	*13*
Return on equity after tax, %			*11*	*13*	*12*
Debt/equity ratio, %			*65*	*85*	*72*
Rate of equity, %			*44*	*40*	*43*
Number of employees at end of period			*25,543*	*26,442*	*25,529*

Balance Sheet

MSEK	Mar. 31, 2002	Mar. 31, 2001	Dec. 31, 2001
Intangible fixed assets	21,909	22,516	22,600
Rental equipment	14,770	16,044	14,935
Other fixed assets	7,461	7,601	7,887
Inventories	6,505	6,346	5,987
Receivables	11,094	11,844	11,605
Cash, bank, and short-term investments	1,486	1,319	1,343
Total assets	63,225	65,670	64,357
Equity	27,578	25,980	27,568
Minority interest	218	251	221
Interest-bearing liabilities and provisions	19,682	23,721	21,421
Non-interest-bearing liabilities and provisions	15,747	15,718	15,147
Total liabilities and equity	63,225	65,670	64,357

Changes in Shareholders' Equity

MSEK	Jan.–Mar. 2002	Jan.–Mar. 2001	Jan.–Dec. 2001
Opening balance	27,568	23,982	23,982
Dividend to shareholders	-	-	–1,100
Translation differences for the period	–577	1,322	1,619
Net profit for the period	587	676	3,067
Closing balance	27,578	25,980	27,568

Financial targets The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to continuously challenge the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Forward-looking statements Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Weaker demand —in line with expectations

Interim report at March 31, 2002 (unaudited). Note: All comparative figures are for the first quarter of 2001, unless otherwise stated.

- Order volumes 7% below first quarter 2001.
- Profit after financial items was MSEK 912 (1,049).
- Operating margin at 10.0% (12.1).
- Earnings per share were SEK 2.80 (3.23).
- *Strong operating cash flow continues at* MSEK *1,523 (1,198).*

MSEK	January–March 2002	January–March 2001	Change %
Orders received	12,058	12,488	–3
Revenues	11,635	12,101	–4
Operating profit*	1,166	1,463	–20
—as a percentage of revenues	*10.0*	*12.1*	
Profit after financial items*	912	1,049	–13
—as a percentage of revenues	*7.8*	*8.7*	
**Items affecting comparability*	*+99*	*–60*	
Earnings per share, SEK	2.80	3.23	
Equity capital per share, SEK	133	125	
Return on capital employed (12 month value)	12	14	

*) Net accounting adjustment in 2002 and restructuring charges in 2001

Near-term outlook Overall, demand for our products and services is foreseen to stay at the present level *in the near-term.*

The demand for large investment-related equipment in North America is foreseen to remain weak, while the recent increases in consumption and industrial production in the U.S. should positively affect the demand for production-related equipment and tools. Demand for rental equipment is foreseen to show normal seasonal increases in the next two quarters.

In Europe, the business cycle is expected to lag behind North America and consequently, no improvement of demand is foreseen in the near-term. Demand in Asia is expected to be good, supported by continued strong growth in China.


Revenues
MSEK
60,000
50,000
40,000
30,000
20,000
10,000
0
I II III IV I II III IV I II III IV
00
01
02
12-month figures
3-month figures


Profit Margin, 12-month figures
%
18
15
12
9
6
3
0
I II III IV I II III IV I II III IV
00
01
02
Operating profit
Profit after financial items

Review of first-quarter business

Atlas Copco Group

Market development

With only a few exceptions, the demand in North America remained weak in the first quarter. Demand for rental equipment from the manufacturing industry and the important non-residential building sector remained well below the previous year's level. Demand for investment-related products to larger projects within the manufacturing and process industries was very low, while production-related equipment and tools noted stable or slightly improved demand, partly due to re-filling of stock levels in the distribution channels.

In the mining industry, demand for consumables and service compensated for the lack of big equipment orders.

Most of the markets in South America had a negative demand development in the quarter, partly due to the financial turmoil in Argentina.

In Europe, the negative demand trend from the end of 2001 continued. The only exception was the Nordic region, with some new infrastructure projects. Demand from the construction industry was weak in all other major markets in the region.

Low capacity utilization in most manufacturing and process industries affected demand negatively in the period, both for production and investment-related equipment and tools. The number of projects for capacity extension as well as productivity enhancement within these customer segments declined compared to the same period last year.

The level of demand in Africa and the Middle East, primarily for construction-related applications, had good development in the quarter.

In Asia, the picture remains mixed. While some markets, including China, recorded strong growth in the period, demand in other important countries like Japan and India deteriorated.

Orders and revenues

Orders received totaled MSEK 12,058 (12,488), down 3% from a strong first quarter of 2001. This corresponds to a 7% volume decrease after adjusting for a positive translation effect of 4%. The comparison is somewhat affected by a couple of working days less in the first quarter this year. The biggest volume drop continued to be in North and South America. Europe also lost volume compared to the previous year, while Asia was flat overall. Growth continued in Africa, the Middle East and Australia.

Revenues decreased 4%, to MSEK 11,635 (12,101), corresponding to an 8% volume drop for comparable units.

Earnings and returns

Operating profit for the first quarter declined 20%, to MSEK 1,166 (1,463), corresponding to a margin of 10.0% (12.1). The margin drop was due to the negative effect of lower revenues, most pronounced in the Rental Service business area. New accounting standards regarding capitalization of development costs and an adjustment of rental fleet useful life estimates added MSEK 54 and MSEK 45, respectively, to the profit compared to the same period last year.

Net financial items amounted to MSEK –254 (–414), of which net interest items accounted for MSEK –235 (–423) and foreign exchange differences for MSEK –19 (+9). The interest cost continued to decrease in the quarter due to strong cash flow and lower effective interest rates.

Profit after financial items decreased 13%, to MSEK 912 (1,049), corresponding to a margin of 7.8% (8.7). Foreign exchange effects were about 50 MSEK positive compared to the first quarter 2001 but had only a small effect on the profit margin.

Net profit for the quarter totaled MSEK 587 (676), or SEK 2.80 per share (3.23).

The return on capital employed was 12% (14), and the return on shareholders' equity totaled 11% (13) during the past 12 months. The Group's weighted average cost of capital (WACC) is approximately 8.5% (7.5), corresponding to a pretax cost of capital of approximately 13%. The increase is primarily an effect of a higher share of equity capital compared to the preceding period.

Cash flow and net indebtedness

The operating cash surplus after tax for the first quarter reached MSEK 1,553 (1,692). Working capital decreased MSEK 668 (increased 135) in the quarter.

Total cash flow from operations reached MSEK 2,221 (1,557), corresponding to 19% (13) of Group revenues.

Net investments in tangible fixed assets were MSEK 672 (307).

Operating cash flow before acquisitions and dividends equaled MSEK 1,523 (1,198).

Return and cost of capital, 12-month figures


%
24
20
16
12
8
4
0
I II III IV I II III IV I II III IV
00
01
02
Return on capital employed (ROCE)
Return on equity
Weighted average cost of capital (WACC)—pretax

Earnings per share


SEK
18
15
12
9
6
3
0
I II III IV I II III IV I II III IV
00
01
02
12-month figures
3-month figures

Summary cash-flow analysis

	January – March	
MSEK	2002	2001
Operating cash surplus after tax	1,553	1,692
of which depreciation added back	*1,057*	*1,059*
Change in working capital	668	–135
Cash flow from operations	2,221	1,557
Investments in tangible fixed assets	–1,174	–767
Sale of tangible fixed assets	502	460
Other investments, net	–26	–52
Company acquisitions/divestments	–5	–72
Cash flow from investments	–703	–431
Dividends paid	–4	–1
Net cash flow	1,514	1,125
Change in interest-bearing liabilities	–1,341	–1,097
Cash flow after financing	173	28
Liquid funds at beginning of period	1,343	1,237
Translation difference	–30	54
Liquid funds at end of period	1,486	1,319

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 18,196 (22,402), of which MSEK 1,720 (1,624) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 65% (85).

Investments, depreciation and amortization

Gross investments in property and machinery totaled MSEK 284 (208). Gross investments in rental equipment amounted to MSEK 890 (559). Depreciation on these two asset groups equaled MSEK 237 (231) and MSEK 634 (655), respectively, while amortization of intangible assets was MSEK 186 (173).

People

At March 31, 2002, the number of employees totaled 25,543 (26,442). For comparable units, the number of employees decreased by 1,025 from March 2001.

Share capital

Share capital totaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Previous statement on demand outlook

(Published Feb 14, 2002)

The current overall decline in demand is foreseen to continue in the near-term. As a consequence, lower volumes and profitability are anticipated in the first quarter, primarily in the equipment rental business.

There are some indications of an improved business environment in North America, which could positively affect demand in the latter part of the year.

Accounting principles

The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2001 with the exception of new standards effective January 1, 2002, issued by the Swedish Accounting Standards Council.

The application of the standard RR 15 dealing with Intangible Assets increased the pre-tax profit by MSEK 54 for the first quarter 2002 since certain development costs were recognized as assets instead of being expensed. These intangible assets will be amortized over their estimated useful lives. The implementation of the other new standards did not have a material effect on the Group's financial position.

As stated in the Annual Report 2001, the Group has continued to account for goodwill arising on certain strategic acquisitions over a period of 40 years. This is due to the expected changes (IAS), as well as already effective changes (US GAAP) in international standards in the accounting for goodwill.

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

	January–March		Change
MSEK	2002	2001	%
Orders received	4,242	4,216	+1
Revenues	3,785	3,928	–4
Operating profit	657	738	–11
—as a percentage of revenues	*17.4*	*18.8*	
Return on capital employed (12 month values)	67	65	

- Demand weakened for investment-related equipment.
- Strong growth in China continued.
- Margin affected by lower invoicing level and sales mix.

Orders received during the first quarter were up 1%, to MSEK 4,242 (4,216), corresponding to a drop in volume of 5%. The positive translation effect into SEK was approximately 3% while structural changes and average price changes added 1% each.

Sales of industrial compressors, primarily larger investment-related machines, suffered from declining investments for capacity extension and productivity enhancements at several customer groups. This was noticeable both in the United States and, with few exceptions, in Europe. Asia, and China in particular, achieved further growth for the same type of product range. Compressors with energy-saving Variable Speed Drive (VSD) technology continued to post increased sales in the first quarter as did compressors for certain special applications, such as PET bottle blowing.

Portable compressors, primarily serving construction-related customers through rental companies and distributors, had mixed development in the period. Sales increased in Asia and the Middle East, but were relatively weak in most parts of Europe. In the United States demand improved gradually during the quarter. Sales of generators increased from a low level last year in most markets.

The after-market business grew in value and considerably as a share of total revenues in the quarter.

Revenues decreased 4%, to MSEK 3,785 (3,928), corresponding to a volume drop of 9% compared to the same quarter the preceding year.

Operating profit fell 11%, to MSEK 657 (738), corresponding to an operating margin of 17.4% (18.8). The lower invoicing level was the main explanation to the drop in the operating margin. Exchange rate changes since the first quarter 2001 had a small positive effect on the margin. Return on capital employed (past 12 months) was 67% (65).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

Compressor Technique, Operating profit


MSEK
3,600
3,000
2,400
1,800
1,200
600
0
I II III IV I II III IV I II III IV
00 01 02
12-month figures
3-month figures

Rental Service, Operating profit


MSEK
2,100
1,750
1,400
1,050
700
350
0
I II III IV I II III IV I II III IV
00 01 02
12-month figures
3-month figures

MSEK	January–March 2002	2001	Change %
Revenues	3,397	3,659	–7
Operating profit*	121	328	–63
—as a percentage of revenues	*3.6*	*9.0*	
**Items affecting comparability*	*+45*	*–60*	
Return on capital employed (12 month values)	3	5	

*) Net adjustment of fleet depreciation in 2002 and restructuring charges in 2001

- Demand remained well below the previous year.
- Competition for orders affected rental rates.
- *Very strong cash flow generation continued.*

Total revenues for the first quarter decreased 7%, to MSEK 3,397 (3,659). This includes a 6% positive translation effect into SEK. Volume for comparable units accounted for a drop of 10%.

Rental revenues, which accounted for 70% of total revenues, dropped some 13% in volume in the quarter and average rental rates fell 4–5% compared to the preceding year as competition intensified. The rental revenues continued to be negatively affected by declining activity in the important non-residential building and industrial segments. Rental fleet utilization was low in the beginning of the first quarter but improved gradually during the period and ended the quarter somewhat higher than in the preceding year. The fleet size was about 5% smaller than in the corresponding period last year as only replacement investments and no growth investments were made in the quarter. The total number of rental locations also remained stable in the quarter at 530, compared to 562 a year ago.

Sales of equipment, parts, and merchandise, representing 18% of revenues, and sales of used equipment, representing 12% of revenues, were almost unchanged compared to the first quarter last year.

Cash flow remained strong in the quarter.

Operating profit, including goodwill amortization, was MSEK 121 (328), corresponding to a margin of 3.6% (9.0). The drop in rental volume combined with lower rental rates had a sharply negative effect on the profit, which was only partly offset by lower depreciation costs and lower operating expenses. A revision of useful life estimates on certain fleet categories to industry standards led, on average, to a slightly extended economic life. Consequently, this reduced depreciation expenses by MSEK 45, compared to the previous year. Return on capital employed (past 12 months) was 3% (5).

On February 1, 2002, Freek Nijdam took over as the new Business Area Executive from Tom Bennett, who retired. As from March, Nijdam is also the Chief Operating Officer in the company.

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

MSEK	January–March 2002	2001	Change %
Orders received	2,867	2,969	–3
Revenues	2,823	2,838	–1
Operating profit	248	277	–10
—as a percentage of revenues	*8.8*	*9.8*	
Return on capital employed (12 month values)	12	15	

- Lower level of orders from the motor vehicle industry.
- Demand for professional electric tools good in the United States, but weak in Europe.
- Milwaukee branded electric tools launched in Europe.

Order intake decreased 3% overall compared with the first quarter of 2001, to MSEK 2,867 (2,969), corresponding to an 8% drop in volume. The positive translation effect was 4% and prices were on average unchanged.

For the first time in a long time, order intake from the motor vehicle industry for assembly tools and systems dropped compared to the same period a year earlier. Many planned projects in the United States and in Europe did not materialize in the quarter. Orders for other industrial tools also suffered from low demand, particularly tools to the automotive aftermarket in the United States.

Orders for professional electrical tools for construction and installation work in North America increased slightly in the quarter, partly due to re-stocking activities within distribution channels. Sales to home-centers increased compared to previous year, while sales to industrial/construction distributors and hardware stores were basically flat. The order volume for the same products in Europe continued to be below the same period previous year.

At the International Hardware Show in Cologne, Germany, in

Industrial Technique, Operating profit


MSEK
1,500
1,250
1,000
750
500
250
0
I II III IV I II III IV I II III IV
00
01
02
12-month figures
3-month figures

Construction and Mining Technique, Operating profit


MSEK
900
750
600
450
300
150
0
I II III IV I II III IV I II III IV
00
01
02
12-month figures
3-month figures

March, a premium line of Milwaukee branded professional electric tools was shown and received a lot of attention. This line will be launched country by country in Europe this year.

Revenues were MSEK 2,823 (2,838), down 1% from the first quarter 2001. This corresponded to a 5% negative volume development.

Operating profit was MSEK 248 (277), corresponding to an operating profit margin of 8.8% (9.8). The lower operating margin reflects the drop in revenues and the negative mix effect from lower industrial tools sales compared to professional electric tools. Return on capital employed (past 12 months) was 12% (15).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

	January–March		Change
MSEK	2002	2001	%
Orders received	1,793	1,794	0
Revenues	1,784	1,828	–2
Operating profit	186	185	+1
—as a percentage of revenues	*10.4*	*10.1*	
Return on capital employed (12 month values)	22	22	

- Stable order level in spite of weaker market situation.
- First computer-controlled surface drill rig launched.
- Stable margins in spite of lower revenue volume.

Orders received were virtually unchanged at MSEK 1,793 (1,794), corresponding to a decrease in volume of 2%. There was a positive translation effect of 1%, while acquisitions and price changes had a net effect of +1%.

Demand for large equipment from the mining industry stayed relatively low in the quarter and exploration drilling equipment continued to be the most affected area. On the other hand, sales of consumables, service, and spare parts remained at a good level in most markets. Good growth in overall orders was recorded in Canada, Australia and Chile, while other important mining countries showed flat or negative development.

There was positive development in orders for crawler rigs for surface applications, like building-stone production in quarries and rock excavation for road and railroad projects. Activity in tunneling projects was, however, slow in the quarter, negatively affecting sales of large underground drill rigs. Orders for construction tools, hydraulic and pneumatic breakers as well as consumables recorded good growth in the quarter, with North America showing a positive development after last year's weakness.

At the Con Agg Expo in Las Vegas in March, Atlas Copco launched the world's first surface drill rig equipped with a computerized rig control system. The highly advanced system automatically adjusts impact power and feed based on the rock's characteristics, resulting in improved productivity and efficiency.

Revenues were MSEK 1,784 (1,828), down 2% overall, corresponding to a volume decrease of 4%.

Operating profit for the quarter rose 1%, to MSEK 186 (185), corresponding to a margin of 10.4% (10.1). Efficiency improvements and a small positive currency effect offset the impact of lower invoicing volume. Return on capital employed (past 12 months) was 22% (22).

In March, Björn Rosengren was appointed the new Business Area Executive, succeeding Freek Nijdam who became Business Area Executive for Rental Service.

Stockholm, April 29, 2002

Giulio Mazzalupi
President and Chief Executive Officer

Acquisitions and divestments 2001–2002

Time	Acquisitions	Divestments	Business area	Sales* MSEK	No. of employees*
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction & Mining Technique	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30

*) Annual revenues and number of employees at time of acquisition/divestment.

Revenues by business area

MSEK	2000	January–March 2001	2002
Compressor Technique	3,345	3,928	3,785
Rental Service	3,023	3,659	3,397
Industrial Technique	2,619	2,838	2,823
Construction and Mining Technique	1,650	1,828	1,784
Eliminations	–120	–152	–154
Atlas Copco Group	10,517	12,101	11,635

				2001	2002
MSEK (by quarter)	1	2	3	4	1
Compressor Technique	3,928	4,189	4,324	4,432	3,785
Rental Service	3,659	3,940	4,094	3,776	3,397
Industrial Technique	2,838	3,054	3,002	3,232	2,823
Construction and Mining Technique	1,828	1,828	1,766	1,831	1,784
Eliminations	–152	–131	–145	–154	–154
Atlas Copco Group	12,101	12,880	13,041	13,117	11,635

Reported profit by business area

MSEK	2000	January–March 2001	2002
Compressor Technique	580	738	657
Rental Service	390	328	121
Industrial Technique	263	277	248
Construction and Mining Technique	142	185	186
Corporate items	–47	–65	–46
Operating profit	1,328	1,463	1,166
—as a percentage of revenues	*12.6*	*12.1*	*10.0*
Financial income and expenses	–385	–414	–254
Profit after financial items	943	1,049	912
—as a percentage of revenues	*9.0*	*8.7*	*7.8*

				2001	2002
MSEK (by quarter)	1	2	3	4	1
Compressor Technique	738	831	829	804	657
Rental Service	328	430	378	119	121
Industrial Technique	277	303	305	238	248
Construction and Mining Technique	185	182	178	191	186
Corporate items	–65	–54	–63	–4	–46
Operating profit	1,463	1,692	1,627	1,348	1,166
—as a percentage of revenues	*12.1*	*13.1*	*12.5*	*10.3*	*10.0*
Financial income and expenses	–414	–382	–340	–294	–254
Profit after financial items	1,049	1,310	1,287	1,054	912
—as a percentage of revenues	*8.7*	*10.2*	*9.9*	*8.0*	*7.8*

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
www.atlascopco-group.com

SEC 02-016

Atlas Copco Three months ended June 30, 2002

Q2

02 SEP -6 AM 9:12



Revenues decreased by 6% to MSEK 12,105.
The operating margin was 10.8% (13.1).
Earnings per share decreased to SEK 3.22, compared to SEK 3.99 the preceding year.

Atlas Copco

Income Statement

MSEK	3 months ended June 30, 2002	3 months ended June 30, 2001	6 months ended June 30, 2002	6 months ended June 30, 2001	12 months ended June 30, 2002,	12 months ended Dec. 31, 2001
Revenues	12,105	12,880	23,740	24,981	49,898	51,139
Operating expenses	–10,801	–11,188	–21,270	–21,826	–44,453	–45,009
Operating profit	1,304	1,692	2,470	3,155	5,445	6,130
—as a percentage of revenues	*10.8*	*13.1*	*10.4*	*12.6*	*10.9*	*12.0*
Financial income and expenses	–230	–382	–484	–796	–1,118	–1,430
Profit after financial items	1,074	1,310	1,986	2,359	4,327	4,700
—as a percentage of revenues	*8.9*	*10.2*	*8.4*	*9.4*	*8.7*	*9.2*
Taxes	–379	–464	–693	–828	–1,487	–1,622
Minority interest	–21	–10	–32	–19	–24	–11
Net profit	674	836	1,261	1,512	2,816	3,067
Earnings per share, SEK	*3.22*	*3.99*	*6.02*	*7.22*	*13.44*	*14.63*
Equity per share, SEK					*122*	*133*
Return on capital employed before tax, %					*12*	*13*
Return on equity after tax, %					*11*	*12*
Debt/equity ratio, %					*67*	*72*
Rate of equity, %					*44*	*43*
Number of employees at end of period					*26,222*	*25,529*

Balance Sheet

MSEK	June 30, 2002	Dec. 31, 2001	June 30, 2001
Intangible fixed assets	19,951	22,600	23,354
Rental equipment	12,634	14,935	16,594
Other fixed assets	7,002	7,887	7,798
Inventories	6,249	5,987	6,658
Receivables	11,105	11,605	12,352
Cash, bank, and short-term investments	1,300	1,343	2,470
Total assets	58,241	64,357	69,226
Equity	25,338	27,568	26,423
Minority interest	208	221	247
Interest-bearing liabilities and provisions	18,484	21,421	25,670
Non-interest-bearing liabilities and provisions	14,211	15,147	16,886
Total liabilities and equity	58,241	64,357	69,226

Changes in Shareholders' Equity

MSEK	Jan.–June 2002	Jan.–Dec. 2001	Jan.–June 2001
Opening balance	27,568	23,982	23,982
Dividend to shareholders	–1,153	–1,100	–1,100
Translation differences for the period	–2,338	1,619	2,029
Net profit for the period	1,261	3,067	1,512
Closing balance	25,338	27,568	26,423

Financial targets The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to continuously challenge the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Forward-looking statements Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Order volumes stabilized

Interim report at June 30, 2002 (unaudited). Note: All comparative figures are for the second quarter of 2001, unless otherwise stated.

- Order volumes down 1% from Q2 2001, compared to 7% drop in Q1. Currency translation effects turned negative.
- Profit after financial items was MSEK 1,074 (1,310).
- Industrial Technique took restructuring provision of MSEK 48.
- Operating margin equaled 10.8% (13.1).
- Earnings per share were SEK 3.22 (3.99).
- Operating cash flow totaled MSEK 1,029 (1,280).

MSEK	April–June 2002	April–June 2001	Change %	January–June 2002	January–June 2001	Change %
Orders received	12,641	13,200	–4	24,699	25,688	–4
Revenues	12,105	12,880	–6	23,740	24,981	–5
Operating profit*	1,304	1,692	–23	2,470	3,155	–22
— as a percentage of revenues	*10.8*	*13.1*		*10.4*	*12.6*	
Profit after financial items*	1,074	1,310	–18	1,986	2,359	–16
—as a percentage of revenues	*8.9*	*10.2*		*8.4*	*9.4*	
**Items affecting comparability*	*+93*	*0*		*+192*	*–60*	
Earnings per share, SEK	3.22	3.99		6.02	7.22	
Equity capital per share, SEK	122	127				
Return on capital employed (12-month value)	12	14				

*Net effect of restructuring provisions and accounting adjustments.

Near-term demand outlook Overall, the demand for Atlas Copco's products and services is expected to remain at the present level.

Investment in the two main regions, North America and Europe, is not expected to increase, while recent increases in manufacturing output in the United States are likely to support ongoing modest growth in demand for production-related equipment and tools in that market.

Demand for rental equipment in the United States is expected to remain unchanged in the next quarter.

Demand in Asia is expected to continue to develop favorably.

Revenues


MSEK
60,000
50,000
40,000
30,000
20,000
10,000
0
I II III IV I II III IV I II III IV
00
01
02
12-month figures
3-month figures

Profit Margin, 12-month figures


%
18
15
12
9
6
3
0
I II III IV I II III IV I II III IV
00
01
02
Operating profit
Profit after financial items

Summary of half-year results – Atlas Copco Group

Orders received by the Atlas Copco Group in the first six months of 2002 decreased 4%, to MSEK 24,699 (25,688), all related to a decrease in volumes for comparable units. The translation effect from foreign exchange rate fluctuations was neutral in the first six months. Revenues declined 5%, to MSEK 23,740 (24,981), corresponding to a 5% decline in volume.

The Group's operating profit decreased, to MSEK 2,470 (3,155), down 22% and corresponding to a profit margin of 10.4% (12.6). Profit after financial items amounted to MSEK 1,986 (2,359), down 16% and corresponding to a margin of 8.4% (9.4). The impact of foreign exchange rate fluctuations on profit after financial items was neutral for the first half-year.

Operating cash flow before acquisitions and dividends equaled MSEK 2,552 (2,478).

Review of second quarter – Atlas Copco Group

Market development

The demand in North America improved from the first quarter but remained clearly below the level of the preceding year. Rental equipment saw some seasonal demand improvement in northern parts of the region following the winter season, as expected. However, the level of activity in the crucial non-residential building and industrial sectors remained well below the previous year's.

Demand for investment-related products for large projects, including the automotive industry, also remained lower than in the same period the preceding year. Low capacity utilization and general concerns over the strength of the economic recovery in the United States were the main reasons for this. Production-related equipment and tools experienced a slight improvement in demand from a low level, reflecting growth in manufacturing output.

With few exceptions, markets and customer segments in South America had a negative development. In Brazil, demand was satisfactory for some product groups, but businesses suffered overall from political and financial uncertainties.

Demand in Europe remained stagnant owing to relatively low capacity utilization in most manufacturing and process industries, but no further deterioration was noted. Demand from the construction industry was also largely unchanged. The trend for demand in France and Great Britain was clearly negative for most sectors, while Germany was mixed, with no overall trend apparent. In the Nordic and East European regions, demand increased.

Thanks to some large projects, growth continued in the Middle East. In southern Africa, demand deteriorated somewhat.

In Asia, demand from manufacturing and construction customers rose significantly. Apart from Japan, where the negative development continued, most markets contributed to growth. China reported outstanding advances again, thanks to large projects and increased demand from ongoing business.

Orders and revenues

Orders received totaled MSEK 12,641 (13,200), down 4% from the second quarter of 2001. This corresponds to a 1% decrease in volumes after adjusting for a 4% negative translation effect and a small positive acquisition effect. The comparison was affected by a slightly longer second quarter this year, a couple of working days more. In North America, representing 50% of Group sales, volumes remained somewhat lower than in the same quarter in 2001, while in Europe, representing 30% of sales, a small volume increase was noted. Asia/Australia and Africa/Middle East, representing 11% and 5% of total sales respectively, grew considerably. South America, 4% of the total, reported a sharp drop in sales.

Revenues decreased 6%, to MSEK 12,105 (12,880), corresponding to a 2% volume drop for comparable units.

Earnings and profitability

Operating profit dropped 23%, to MSEK 1,304 (1,692), corresponding to a margin of 10.8% (13.1). The decrease in the margin resulted primarily from lower volumes and lower rental rates in the Rental Service business area. Operating profit includes a restructuring provision of MSEK 48, for the planned move of certain assembly operations for electric tools from Germany to the Czech Republic. New accounting standards regarding capitalization of development costs and the adjustment of rental fleet useful life estimates had a positive effect on profit of MSEK 96 and MSEK 45 respectively. Excluding the effects of these items, MSEK +93 in total, the operating margin was 10.0%.

Net financial items amounted to MSEK –230 (–382), of which net interest items accounted for MSEK –199 (–382) and foreign exchange differences MSEK –31 (0). Interest expense declined year-on-year owing to strong cash flow and lower effective interest rates.

Profit after financial items decreased 18%, to MSEK 1,074 (1,310), for a margin of 8.9% (10.2). Following several quarters of net positive foreign exchange effects, in Q2 2002 these items produced a net negative of about MSEK 50. The negative effects were caused primarily by the depreciation of some Latin American currencies.

Net profit totaled MSEK 674 (836), or SEK 3.22 (3.99) per share.

The return on capital employed during the 12 months to June 30, 2002, was 12% (14), and the return on shareholders' equity 11% (13). The Group's weighted average cost of capital (WACC) is calculated at 8.5% (7.5), corresponding to a pretax cost of capital of approximately 13%.

Return and cost of capital, 12-month figures


%
24
20
16
12
8
4
0
I II III IV I II III IV I II III IV
00
01
02
Return on capital employed (ROCE)
Return on equity
Weighted average cost of capital (WACC), pretax

Earnings per share


SEK
18
15
12
9
6
3
0
I II III IV I II III IV I II III IV
00
01
02
12-month figures
3-month figures

Cash flow and net indebtedness

The operating cash surplus after tax reached MSEK 1,605 (1,762), corresponding to 13% (14) of Group revenues. Working capital increased marginally, MSEK 19 (decrease of 84).

Total cash flow from operations reached MSEK 1,586 (1,846).

Net investment in tangible fixed assets was MSEK 436 (518).

Operating cash flow before acquisitions and dividends equaled MSEK 1,029 (1,280).

Summary cash-flow analysis

	April–June		January–June	
MSEK	2002	2001	2002	2001
Operating cash surplus after tax	1,605	1,762	3,158	3,454
of which depreciation added back	*1,012*	*1,119*	*2,069*	*2,178*
Change in working capital	–19	84	649	–51
Cash flow from operations	1,586	1,846	3,807	3,403
Investments in tangible fixed assets	–882	–1,064	–2,056	–1,831
Sale of tangible fixed assets	446	546	948	1,006
Other investments, net	–121	–48	–147	–100
Company acquisitions/divestments	–696	–63	–701	–135
Cash flow from investments	–1,253	–629	–1,956	–1,060
Dividends paid	–1,159	–1,121	–1,163	–1,122
Net cash flow	–826	96	688	1,221
Change in interest-bearing liabilities	718	1,019	–623	–78
Cash flow after financing	–108	1,115	65	1,143
Liquid funds at beginning of period	1,486	1,319	1,343	1,237
Translation difference	–78	36	–108	90
Liquid funds at end of period	1,300	2,470	1,300	2,470

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 17,184 (23,200), of which MSEK 1,798 (1,676) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 67% (87).

Investments, depreciation and amortization

Gross investments in property and machinery totaled MSEK 253 (275). Gross investments in rental equipment ended at MSEK 629 (789). Depreciation on these two asset groups was MSEK 237 (237) and MSEK 595 (701), respectively, while amortization of intangible assets equaled MSEK 180 (181).

People

At June 30, 2002, the number of employees was 26,222 (26,248). For comparable units, the number of employees decreased by 780 from June 30, 2001.

Distribution of shares

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

	April–June		Change	January–June		Change
MSEK	2002	2001	%	2002	2001	%
Orders received	4,300	4,260	+1	8,542	8,476	+1
Revenues	4,039	4,189	–4	7,824	8,117	–4
Operating profit	771	831	–7	1,428	1,569	–9
—as a percentage of revenues	*19.1*	*19.8*		*18.3*	*19.3*	
Return on capital employed (12-month values)	67	67				

- Order volume increased year-on-year.
- Healthy sales growth in China continued.
- Acquisition of Liutech in China was completed.

Orders received were up 1%, at MSEK 4,300 (4,260), corresponding to an increase in volume of 2%. The negative translation effect into SEK was approximately 3%, while acquisitions and a slight average price increase added 2%.

Orders for industrial compressors returned to growth in the second quarter, primarily owing to stronger sales of small and medium-sized standard machines. In some markets, an improvement for larger units was also noted. In North America, orders for industrial compressors showed no clear trend. Europe performed somewhat better than expected, on a par with the same quarter in the preceding year but with large variations between different countries. In Asia, China recorded another quarter of strong growth, and in South Korea sales improved steadily. The rest of the region remained mixed. A bulk order in the Middle East for gas and process compressors boosted sales.

Portable compressors, primarily serving construction-related customers through rental companies and distributors, had another mixed quarter. Weak demand from both external and internal rental operations, had a negative effect on order volumes. Sales increased in Asia and the Middle East but were weak in some parts of Europe and in South America.

Sales of generators grew significantly in most regions. However, in Brazil sales of generators were much lower, as Q2 2001 included extraordinary sales levels as a result of electric power shortages.

The after-market business continued to grow slightly in the quarter.

The acquired Chinese company, Liutech, was consolidated from May 1, 2002. Liutech reported sales of approximately MSEK 100 for 2001.

Revenues decreased 4% for the quarter, to MSEK 4,039 (4,189), corresponding to a volume decrease of 3%. The order backlog grew, as manufacturing output was somewhat less than planned.

Operating profit fell 7%, to MSEK 771 (831), corresponding to an operating margin of 19.1% (19.8). The margin was negatively affected by a lower level of invoicing but was supported by the change in accounting principle concerning capitalization of certain development costs. The return on capital employed (past 12 months) was 67% (67).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

	April–June		Change	January–June		Change
MSEK	2002	2001	%	2002	2001	%
Revenues	3,357	3,940	–15	6,754	7,599	–11
Operating profit	169	430	–61	290	758	–62
—as a percentage of revenues	*5.0*	*10.9*		*4.3*	*10.0*	
Return on capital employed (12-month values)	3	5				

- Market situation remained weak.
- Profit margins continued to suffer from lower rental rates.
- Fleet utilization ratio increased.
- Cash flow remained strong.

Revenues decreased 15%, to MSEK 3,357 (3,940). This includes a 5% negative translation effect into SEK. Volumes decreased 6%.

Rental revenues, which accounted for 73% of total revenues, dropped 5% by volume, and average rental rates were 4%–5% short of one year previous. However, rental volumes and rental rates improved compared to Q1, partly because of expected seasonal variations but primarily because of the organization being more focused on generating revenue from rentals alone, following structural adjustments made in 2001.

Seasonally adjusted, the market situation was unchanged or slightly worse than in Q1 2002. Spending in the important non-residential building segment remained approximately 15% below previous year. The industrial business remained in a slump, primarily due to less factory maintenance activity. The absence of last year's strong generator demand induced by the power crises of 2001 was also a reason for deterioration in this business.

Compressor Technique, Operating profit


MSEK
3,600
3,000
2,400
1,800
1,200
600
0
I II III IV I II III IV I II III IV
00
01
02
12-month figures
3-month figures

Rental Service, Operating profit


MSEK
2,100
1,750
1,400
1,050
700
350
0
I II III IV I II III IV I II III IV
00
01
02
12-month figures
3-month figures

Rental fleet utilization improved gradually and was higher than in both Q1 2002 and Q2 2001, thanks to continued fleet-efficiency measures. The total number of rental locations at the end of the period was 525, compared to 560 one year earlier.

Sales of new equipment, parts, and merchandise, representing 19% of revenues, and sales of used equipment, representing 8% of revenues, dropped 7% and 6% respectively.

Cash flow remained very strong for the quarter, as no investments were made to expand the fleet. Rental fleet at original cost was 8% less than in Q2 2001.

Operating profit, including goodwill amortization, was MSEK 169 (430), corresponding to a margin of 5.0% (10.9). The decrease in demand and rental rates more than offset the positive effects of higher fleet utilization and reduced depreciation and operational costs. Revised useful life estimates on certain fleet categories led to MSEK 45 less depreciation expense than for the same quarter the preceding year. Return on capital employed (past 12 months) was 3% (5).

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

MSEK	April–June 2002	April–June 2001	Change %	January–June 2002	January–June 2001	Change %
Orders received	2,935	3,115	–6	5,802	6,084	–5
Revenues	2,827	3,054	–7	5,650	5,892	–4
Operating profit	188	303	–38	436	580	–25
—as a percentage of revenues	*6.7*	*9.9*		*7.7*	*9.8*	
Return on capital employed (12-month values)	12	15				

- Orders for industrial tools fell.
- Orders for professional electric tools rose.
- A restructuring provision of MSEK 48 was made for electric tools in Germany.
- The profit margin was negatively affected by changes in the sales mix.

Order intake decreased 6%, to MSEK 2,935 (3,115), corresponding to a 2% drop in volumes. The negative translation effect was 4%, and prices were unchanged overall.

The drop in demand for fastening tools to motor-vehicle manufacturers and related industries that became evident at the end of 2001 continued to affect the industrial tools business in the second quarter. Financial as well as business-cycle concerns are believed to be the cause of delays in planned investment projects, particularly in the United States. Orders for other industrial tools also suffered from slow demand, both in Europe and the United States.

Orders for professional electric tools for construction and installation work increased further in North America but remained flat in Europe. A continued healthy level of activity in residential building supported demand in the United States. Sales through U.S. industrial/construction distributors increased again, following a long period of flat or negative sales growth.

The launch of a premium line of Milwaukee-branded professional electric tools in Europe started successfully in Great Britain during the quarter. The launch will continue throughout the region during Q3 and Q4.

A restructuring plan for the Atlas Copco Electric Tools division was announced in the quarter. This includes a relocation of certain assembly operations from Germany to the Czech Republic.

Revenues were MSEK 2,827 (3,054), down 7%. This corresponded to a 4% drop in volumes.

Operating profit was MSEK 188 (303), corresponding to a margin of 6.7% (9.9). The operating profit includes a restructuring provision of MSEK 48. Apart from the restructuring provision, the lower operating margin reflects the drop in revenues and the negative effect of a smaller proportion of sales in industrial tools compared to professional electric tools. Return on capital employed (past 12 months) was 12% (15).

Construction and Mining Technique business area

The Construction and Mining Technique Business Area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	April–June 2002	April–June 2001	Change %	January–June 2002	January–June 2001	Change %
Orders received	2,041	1,986	+3	3,834	3,780	+1
Revenues	1,952	1,828	+7	3,736	3,656	+2
Operating profit	203	182	+12	389	367	+6
—as a percentage of revenues	*10.4*	*10.0*		*10.4*	*10.0*	
Return on capital employed (12-month values)	23	22				

- Demand for drilling equipment increased.
- The after-market business continued growing.
- Operating margins improved further.

Orders received increased 3% to MSEK 2,041 (1,986), corresponding to an increase in volumes of 3%. There was a negative translation effect of 4%, while acquisitions added 4%.

Industrial Technique, Operating profit


MSEK
1,500
1,250
1,000
750
500
250
0
I II III IV I II III IV I II III IV
00 01 02
12-month figures
3-month figures

Construction and Mining Technique, Operating profit


MSEK
900
750
600
450
300
150
0
I II III IV I II III IV I II III IV
00 01 02
12-month figures
3-month figures

Orders from the mining industry were mixed but overall flat for the quarter. Sales of production drilling rigs remained relatively low in most markets, while the after-market business and sales of consumables kept growing. Following a long period of weak demand for exploration-drilling equipment, this segment showed some improvement in orders. Geographically, good growth was recorded in North America, while other important mining countries showed flat or negative development.

Crawler rigs for surface applications, such as building-stone production in quarries and rock excavation for road and railroad projects, continued to post strong increases in sales. Orders for underground drilling rigs for tunneling projects increased, breaking the recent downward trend. Sales of construction tools, primarily hydraulic breakers, grew. The after-market business for the whole construction segment continued to develop favorably. In China and Middle East, significant orders for drilling and grouting equipment were secured.

The acquisitions of MAI International and Krupp Berco Bautechnik were finalized during the quarter, and the companies were consolidated from May 1 and June 1, respectively. Jointly, these businesses reported sales of approximately MSEK 670 for 2001.

Revenues were MSEK 1,952 (1,828), up 7%, corresponding to a volume increase of 7% for comparable units.

Operating profit reached a record MSEK 203 (182), up 12% and corresponding to a margin of 10.4% (10.0). Higher invoicing volume was the main contributor to the improved margin. Return on capital employed (past 12 months) was 23% (22).

Previous near-term demand outlook

(Published April 29, 2002)

Overall, demand for our products and services is foreseen to stay at the present level in the near-term.

The demand for large investment-related equipment in North America is foreseen to remain weak, while the recent increases in consumption and industrial production in the U.S. should positively affect the demand for production-related equipment and tools. Demand for rental equipment is foreseen to show normal seasonal increases in the next two quarters.

In Europe, the business cycle is expected to lag behind North America and consequently, no improvement of demand is foreseen in the near-term.

Demand in Asia is expected to be good, supported by continued strong growth in China.

Accounting principles

The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2001 with the exception of new standards effective January 1, 2002, issued by the Swedish Accounting Standards Council.

The application of the standard RR 15 dealing with Intangible Assets increased the pre-tax profit by MSEK 150 for the first half of 2002 since certain development costs were recognized as assets instead of being expensed. These intangible assets will be amortized over their estimated useful lives, which is estimated to be between 3 and 5 years. The implementation of the other new standards did not have a material effect on the Group's financial position.

Regarding accounting for goodwill: The International Accounting Standards Committee (IASC) issued a revised standard IAS 22 (1998) which became effective for financial statements covering periods beginning on or after July 1, 1999. Under this standard there is a rebuttable presumption that the useful life of goodwill should not exceed 20 years from initial recognition. However, it also states that in rare cases, there may be persuasive evidence that the useful life will be longer than twenty years. As a consequence of IAS 22, the Swedish Financial Accounting Standards Board also revised the applicable section of the recommendation RR 1:96 and the revised standard RR 1:00 agrees in all material respects to the IASC standard and became effective as of January 1, 2002.

Due to the significant changes in the accounting for goodwill that has happened and is foreseen to happen, Atlas Copco decided to continue to amortize the strategic U.S. acquisitions over a period of 40 years. Given the short time before the Group will adapt the revised IAS standard, this treatment offers readers the best comparability and continuity in the Group's financial results.

In addition to annual amortization, goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates.

Stockholm, July 18, 2002



Gunnar Brock

President and Chief Executive Officer

Acquisitions and divestments 2001–2002

Time	Acquisitions	Divestments	Business area	Sales* MSEK	No. of employees*
2002 June 3	Krupp		Construction & Mining Technique	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI		Construction & Mining Technique	70	15
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction & Mining Technique	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30

*) Annual revenues and number of employees at time of acquisition/divestment.

Revenues by business area

		April–June			January–June	
MSEK	2000	2001	2002	2000	2001	2002
Compressor Technique	3,625	4,189	4,039	6,970	8,117	7,824
Rental Service	3,332	3,940	3,357	6,355	7,599	6,754
Industrial Technique	2,805	3,054	2,827	5,424	5,892	5,650
Construction and Mining Technique	1,809	1,828	1,952	3,459	3,656	3,736
Eliminations	–197	–131	–70	–317	–283	–224
Atlas Copco Group	11,374	12,880	12,105	21,891	24,981	23,740

				2001		2002
MSEK (by quarter)	1	2	3	4	1	2
Compressor Technique	3,928	4,189	4,324	4,432	3,785	4,039
Rental Service	3,659	3,940	4,094	3,776	3,397	3,357
Industrial Technique	2,838	3,054	3,002	3,232	2,823	2,827
Construction and Mining Technique	1,828	1,828	1,766	1,831	1,784	1,952
Eliminations	–152	–131	–145	–154	–154	–70
Atlas Copco Group	12,101	12,880	13,041	13,117	11,635	12,105

Reported profit by business area

		April–June			January–June	
MSEK	2000	2001	2002	2000	2001	2002
Compressor Technique	664	831	771	1,244	1,569	1,428
Rental Service	464	430	169	854	758	290
Industrial Technique	299	303	188	562	580	436
Construction and Mining Technique	173	182	203	315	367	389
Corporate items	–59	–54	–27	–106	–119	–73
Operating profit	1,541	1,692	1,304	2,869	3,155	2,470
—as a percentage of revenues	*13.5*	*13.1*	*10.8*	*13.1*	*12.6*	*10.4*
Financial income and expenses	–411	–382	–230	–796	–796	–484
Profit after financial items	1,130	1,310	1,074	2,073	2,359	1,986
—as a percentage of revenues	*9.9*	*10.2*	*8.9*	*9.5*	*9.4*	*8.4*

				2001		2002
MSEK (by quarter)	1	2	3	4	1	2
Compressor Technique	738	831	829	804	657	771
Rental Service	328	430	378	119	121	169
Industrial Technique	277	303	305	238	248	188
Construction and Mining Technique	185	182	178	191	186	203
Corporate items	–65	–54	–63	–4	–46	–27
Operating profit	1,463	1,692	1,627	1,348	1,166	1,304
—as a percentage of revenues	*12.1*	*13.1*	*12.5*	*10.3*	*10.0*	*10.8*
Financial income and expenses	–414	–382	–340	–294	–254	–230
Profit after financial items	1,049	1,310	1,287	1,054	912	1,074
—as a percentage of revenues	*8.7*	*10.2*	*9.9*	*8.0*	*7.8*	*8.9*

9850 8843 01

Atlas Copco

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
www.atlascopco-group.com

Atlas Copco **press information**

Group Communications

CONTACT: Rhonda Moritz, Communications Manager, Atlas Copco North America
Phone: +1-973-439-3438; email: rhonda.moritz@us.atlascopco.com

Annika Berglund, Senior Vice President, Group communications
Phone: +46-8-743-8070; email: annika.berglund@atlascopco.com

Atlas Copco Ranked Top in INSEAD Survey of Global Companies

Stockholm, Sweden, April 10, 2002 — A survey conducted by INSEAD, Europe's leading business school, has ranked Atlas Copco as one of the top 10 best companies in the Western world, and number one in the Engineering and Machinery sector.

The Competitive Fitness of Global Firms 2002 report is based on a survey of the 500 largest companies in Europe and North America, grouped into eight industry sectors. It judges the respondents according to 12 key business capabilities, including: customer orientation; innovation; human resources; corporate culture; mission and vision; planning and intelligence; technical resources; marketing operations; international effectiveness; performance; market strategy; organization and systems. The report also provides a measure of E-business capability.

A score of 65 or higher puts a company into the "world class" category. Of the companies surveyed, only 86 made it to this level. Sharing the top spot overall with 82 points were BMW and Nokia. Atlas Copco's 77 points put it on a par with Microsoft and Banco Commercial Portuguese, and ahead of other prestigious companies such as SAP, Diageo and Exxon Mobil. Atlas Copco is far ahead all other companies surveyed in the Engineering and Machinery sector, according to the results.

The INSEAD report concentrates on intangible business capabilities that are the fundamental assets of firms and crucial to their long-term creation of value. By doing so, it aims to provide a balance to the predominantly short-term and financial nature of the information generally available on business corporations.

Editors' Notes: The author of *The Competitive Fitness of Global Firms 2002* is Professor Jean-Claude Larréché of INSEAD, Europe's leading business school, based in Fontainebleau, France. The report has been published annually since 1998. The information is obtained from multiple respondents from each firm in a 182-item survey submitted to members of its International Executive Network.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. More information can be found on its web site: www.atlascopco-group.com.

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Atlas Copco

Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Inger Brahme, Communications Manager; Atlas Copco Tools and Assembly Systems
+ 46 8 743 9574, mobile: 46 8 70 308 9574, inger.brahme@atlascopco.com

"Daily Direct Deliveries" innovators receive Atlas Copco's Peter Wallenberg Award

Stockholm, Sweden, April 11, 2002 — This year Atlas Copco's prestigious Peter Wallenberg Marketing and Sales Award will be presented to three recipients. The trio has spent the past several years developing the innovative concept of Daily Direct Deliveries (DDD), a distribution system that gives Atlas Copco unique sales and marketing advantages over its competitors.

The Peter Wallenberg Marketing and Sales Award recognizes the most innovative and successfully implemented method in the field of sales and marketing. This year's recipients are Åke Larsson, Rental Service Corporation; Lars Larson, Atlas Copco Rock Drilling Equipment; and Gösta Henningsson, Atlas Copco Tools and Assembly Systems. At the time all were employed by Atlas Copco Tools and Assembly Systems. Together, the team developed the innovative concept of DDD. By eliminating local inventories and instead focusing on lean and flexible production, Atlas Copco achieved an outstanding delivery service. The system comprises a superior sales feature service and makes it easy for customers to do business with Atlas Copco.

The three award winners spent years implementing and refining the system to a full-scale customer service center, Power Tools Distribution, PTD. Located in Belgium, PTD serves 110 countries. The DDD concept means that all customers, big or small, independent of location have access to the total range of products, accessories and spare parts within 24 hours.

Initially PTD served one division. Ten years later, it serves five divisions in two business areas and 10 production units. Thanks to the DDD system these Atlas Copco divisions can offer the broadest product range in the industry, in terms of reliability and speed.

Dr. Peter Wallenberg, honorary chairman of Atlas Copco AB, worked for the Group for 20 years before serving as Chairman of the Board from 1974-1996. The Peter Wallenberg Marketing and Sales Award will be presented at Atlas Copco's annual general meeting in Stockholm, Sweden, on April 29, 2002.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

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Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Inger Brahme, Communications Manager
Atlas Copco Tools and Assembly Systems
+ 46 8 743 9574, mobile: 46 8 70 308 9574, inger.brahme@atlascopco.com

Atlas Copco's John Munck Award to Carl Carlin

Stockholm, Sweden, April 11, 2002 — Carl Carlin of Atlas Copco Tools and Assembly Systems is the 2002 recipient of Atlas Copco's John Munck Award. Carlin was nominated for his role as the driving force behind the development of Atlas Copco's range of multiple nutrunners for the automotive industry.

The John Munck Award is presented for excellence in innovative technical thinking that results in products with proven commercial success.

Carlin's dedicated efforts for driving the development of tightening systems for the motor vehicle industry, utilizing fixtured nutrunners, have given Atlas Copco a clear lead over its competitors. Today the company is a world-class leader in this field in terms of market share, product design, performance and quality.

The latest range of modular tightening systems, the Power MACS controllers and the QMX series of nutrunners, was launched in 2000. The systems outperform competing products by more than 30 percent, both in terms of functionality and in power density, and cost less.

Project management was also a significant factor in the nomination. The development of Power MACS and QMX was efficiently managed. The time-frame and costs were in line with original plans and the new product was efficiently launched to the marketplace.

John Munck was one of Atlas Copco's most successful engineers. He worked for the Group between 1930 and 1970 as Atlas Copco's Technical Director and in other positions. The John Munck Award is presented each year to a single product developer or designer, or a team, for outstanding contributions to the overall quality of an Atlas Copco product.

The award will be presented at the Group's annual general meeting in Stockholm, Sweden on April 29, 2002.

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Group Communications

CONTACT: Björn Rosengren, Senior Executive Vice President
Business Area Construction- and Mining Technique,
mobile: +46 70 417 8502, e-mail: bjorn.rosengren@atlascopco.com

Ulf Linder, Communications Manager, Construction and Mining
Technique business area, + 46 19 670 7555, mobile: +46 70 341 8455,
e-mail: ulf.linder@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB,
phone: +46 8 743 8074, mobile: +46-70-349 8074,
e-mail: cathrine.gustafsdahl@atlascopco.com

Atlas Copco finalizes the acquisition of Ankertechnik GmbH

Stockholm, Sweden, April 17, 2002— Following the approval from regulatory authorities, Atlas Copco AB has finalized the acquisition of Ankertechnik GmbH, Feistritz an der Drau, the rock reinforcement business of MAI International GmbH, Austria. The purchase price was not disclosed.

The acquired unit has annual sales of about MSEK 70 (MEUR 7.6) and 15 employees. It is a leading producer of self-drilling hollow core anchor systems used to stabilize weak rock and soil in tunnelling, mining and other ground engineering applications.

The new company will be renamed Atlas Copco MAI, and will join the Atlas Copco Rock Drilling Equipment Division (RDE), which is present in the rock reinforcement market with its unique Swellex ® rock reinforcement bolts and Boltec ®, its fully automatic bolting units.

The acquisition is in line with Atlas Copco's strategy to expand in the rock reinforcement area. *"The initial cooperation since the agreement was signed in February has confirmed that substantial synergies can be accomplished,"* says Björn Rosengren, Senior Executive Vice President, Construction and Mining Technique.

Atlas Copco Rock Drilling Equipment is a division within the business area Construction and Mining Technique of the Atlas Copco Group. The division develops, manufactures and markets rock drills, drill rigs, and equipment for rock reinforcement, and has established a worlwide leading position. The products are used for rock excavation within the mining and construction business for both surface and underground applications. The division's headquarters and main production plants are located in Örebro, Sweden. The division employs approximately 1,700 people worldwide. More information is available on www.atlascopco.com/rde

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

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Group Communications

CONTACT: Ronnie Leten, President, Industrial Air, Compressor Technique
Phone +32 3 870 29 38, + 32 477 22 2685, e-mail: ronnie.leten@atlascopco.com

Leif Boll, General Manager, Atlas Copco Shanghai Trading Co., Ltd.
Phone: +86 21 62 55 1331, e-mail: leif.boll@atlascopco.com

Magnus Gyllö, Vice President, Atlas Copco China Investment Co., Ltd.
Phone: +86 21 62 55 1331, e-mail: magnus.gyllo@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
Phone: +46 8 743 8074, +46 70 349 8074,
e-mail: cathrine.gustafsdahl@atlascopco.com

Atlas Copco acquires Chinese compressor company Liutech

Stockholm, Sweden, April 18, 2002—Atlas Copco (China) Investment Company Ltd. has signed a purchase contract to acquire the Chinese compressor manufacturer Liuzhou Tech Machinery Co. Ltd. (Liutech). The company has annual revenues of about MSEK 100 (M€ 11) and 190 employees. The purchase price was not disclosed.

Liutech is located in Liuzhou, Guangxi province, in southern China. The company produces oil-injected screw compressors and refrigerant airdryers and manufactures screw elements. Liutech has an established sales and service organization. The acquisition is in line with Atlas Copco's strategies regarding multi-brand and to increase its production, sales and service presence in Asia.

Liutech, which will become part of the Industrial Air division within the Compressor Technique business area, will continue to operate under its established brand Liutech.
"We want to increase our presence in China and Liutech has a clear profile and a good brand reputation with its customer base," says Ronnie Leten, President of the Industrial Air division.

Since 1984, Atlas Copco has participated in the production and service of its products in China.

More information about Liutech is found on http://www.liutech.com/.

Industrial Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of oil injected and oil-free air compressors and air treatment equipment used in all kind of industries. By nature and innovative design Industrial Air cares for the environment. The company employs approximately 2000 people worldwide. Find more information on the website: www.atlascopco.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco

press information

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Business Area Industrial Technique, + 46 8 743 8505, goran.gezelius@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile + 46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco to sell controlling stake in Revathi Equipment

Stockholm, Sweden, April 22, 2002—Atlas Copco has entered into a definitive agreement with Utkal Investments to sell its 40% shareholding in mining equipment manufacturer Revathi Equipment Limited (Revathi), India. The company had annual revenues of approximately MSEK 100 in 2001.

Revathi is listed on the Mumbai Stock Exchange. In accordance with Indian regulations, Utkal has announced its agreement with Atlas Copco and will make an offer to the other shareholders in Revathi. Closing will take place after such procedures have been finalized. It is anticipated that closing will take place during 2002. The sale is also subject to approval from Indian authorities.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco has a large operation in India. Atlas Copco (India) Ltd. is a leading industrial company in India, listed on the stock exchange in Mumbai, with annual revenues of more than MSEK 500. In 2001, Atlas Copco AB, Sweden, increased its shareholding in Atlas Copco (India) to above 50%.

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Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone: +46 8 743 8070, mobile: +46 70 322 8070,
annika.berglund@atlascopco.com

Atlas Copco's Annual General Meeting

Stockholm, Sweden, April 29, 2002—Atlas Copco's Annual General Meeting was held today. In his address to the shareholders, Giulio Mazzalupi, President and CEO, reported on the Group's performance in 2001, on new product development and market expansion.

Atlas Copco's revenues increased 10 percent to MSEK 51,139 in 2001 and profit after financial items was MSEK 4,700. Excluding items affecting comparability, the operating profit margin was 12.0% (13.7). *"Despite the weak ending, 2001 was a good year for Atlas Copco, when we improved our overall market position"*, Mazzalupi said.

Earlier today, Atlas Copco reported its first quarter results 2002. Revenues were MSEK 11,635, corresponding to a volume decrease of 8% year-on-year. Operating profit was MSEK 1,166 (1,463), and the operating margin was 10.0% (12.1). *"As anticipated, the weak economy has contributed to a slow start of the year. However, cash flow continued to be strong, and the debt to equity ratio was further reduced."*

In his speech, Mazzalupi reported on the importance for a market leader to continuously launch new products. *"Today, 35% of the products we sell are less than three years old, compared to 20% in 1994."* Another issue discussed was the strategy to provide better services to customers while the products are in use, today accounting for 55% of the Group's revenues. *" The focus on these services, adding value to the customers, makes us less vulnerable to swings in demand. It has resulted in more frequent contact with customers, as well as closer relationships."* Mazzalupi also spoke about the importance of having competent and committed people.

The Meeting adopted the Board of Directors' proposed dividend for the 2001 fiscal year of SEK 5.50 per share. May 3, 2001, was approved as the record date. It is estimated that dividends will be distributed via Värdepapperscentralen VPC AB (the Swedish Securities Register Center) on May 8, 2002.

The Meeting re-elected the following members of the Board: Anders Scharp (Chairman), Jacob Wallenberg (Vice Chairman), Sune Carlsson, Kurt Hellström, Lennart Jeansson, Thomas Leysen,

Ulla Litzén and Michael Treschow. Gunnar Brock and Charles E. Long were elected as new members.

The Meeting elected the audit firm KPMG Bohlins AB for the period until the end of the annual general meeting held in 2006.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

To the editor: Mr. Mazzalupi's complete address to the shareholders, as well as video clips, will be published and webcasted on the Group's website: **www.atlascopco-group.com** > Investor > Presentations

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press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone: +46 8 743 8070, mobile: +46 70 322 8070,
annika.berglund@atlascopco.com

Brock appointed Atlas Copco's new President and CEO

Stockholm, Sweden, April 29, 2002—The Board of Atlas Copco AB ratified the appointment of Gunnar Brock as President and CEO of the Atlas Copco Group with effect from July 1, 2002. Giulio Mazzalupi, who was appointed President and CEO in 1997, will continue to serve in this position until June 30, 2002.

Gunnar Brock was born in Skövde, Sweden in 1950. He is a graduate from the Stockholm School of Economics, Sweden.

Between 1974 and 1992, Brock worked in various positions within Tetra Pak, a manufacturer of systems for processing, packaging and distribution of liquid food. He held a number of different international positions as its General Manager in Asia, Europe and Africa. From 1992 to 1994 he was President and CEO of the Alfa Laval Group, which produces separation, heat transfer and fluid handling equipment. Alfa Laval and Tetra Pak at the time had the same owners. Brock then held the position of President and CEO of the Tetra Pak Group between 1994-2000. He currently is CEO of Thule, a manufacturer of load carrier systems for cars.

Gunnar Brock will be employed by Atlas Copco AB as from May 1, 2002.

To the editor: Gunnar Brock will be the 10th President and CEO since the company was founded in 1873. The following persons have held this position before him: Eduard Fränkel (1873-1887), Oscar Lamm (1887-1909), Gunnar Jacobsson (1909-1940), Walter Wehtje (1940-1957), Kurt-Allan Belfrage (1957-1970), Erik Johnsson (1970-1975), Tom Wachtmeister (1975-1991), Michael Treschow (1991-1997), Giulio Mazzalupi (1997-2002).

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

press information

Group Communications

CONTACT: Richard Peterson, Brand Media Manager, Milwaukee Electric Tool Corporation
Phone: +1 262-783-8226, richard_peterson@mil-elect-tool.com

Cathrine Gustafsdahl, Communications Manager, Group Communications
Phone: +46 8 743 8074, mobile: +46 70 349 8074,
cathrine.gustafsdahl@atlascopco.com

Milwaukee honored with the American Eagle Award

Stockholm, Sweden, May 6, 2002—Milwaukee Electric Tool Corp. (Milwaukee), a company within the Atlas Copco Group, was the overall winner of the American Eagle Award 2002. The award program recognizes corporate activities that best promote the principles of the American free enterprise system.

Industrial Supply Manufacturers Association (ISMA), and Industrial Distribution Association (I.DA) members across the U.S. annually compete for the American Eagle Awards. This year, nine manufacturers and distributors and one individual were honored with awards in separate classifications and special categories. Since the American Eagle Awards program was established in 1975, more than 400 manufacturers and distributors have participated in the competition.

Milwaukee, overall winner in the manufacturing category, is a leader in promoting the free enterprise system that is *"far above the standards of most companies,"* according to Gary Salvatore, chair of the ISMA American Eagle Awards Committee. *"These award recipients are truly raising the bar of excellence for how our corporate culture and policies can encourage our employees and communities to live and thrive together for the benefit of both."*

Atlas Copco recently introduced its Milwaukee brand of professional electric tools on a larger scale to the European market. Through the launch, customers in Europe will get access to a top-of-the-line North American product range.

To the editor: The Industrial Supply Manufacturers Association (ISMA) represents nearly 600 member companies in the United States and Canada that manufacture a variety of maintenance, repair, operating, and production supplies used in industry. Founded in 1905, ISMA is the choice of North American manufacturers who want to enhance the efficient and cost-effective supply of their MROP products to the industrial marketplace.

Milwaukee Electric Tool Corporation is a leading producer and seller of heavy-duty portable electric tools and accessories. More information is available on the company's web site: www.mil-electric-tool.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

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Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Inger Brahme, Communications Manager, Atlas Copco Tools and Assembly Systems, + 46 8 743 9574, mobile: +46 70 308 9574, inger.brahme@atlascopco.com

Atlas Copco's Power Tools Distribution center in Belgium extended

Stockholm, Sweden, May 14, 2002 — An additional 4,300 square meters of warehouse space has been added to Atlas Copco's Power Tools Distribution center, PTD, in Belgium to handle the growth in business. Established in 1992, PTD serves 110 countries, of which direct daily deliveries to end-customers are made in 24. The focus is on constantly increasing service to customers worldwide.

The new extension is inaugurated today in connection with PTD's 10th anniversary celebrations. Hans af Sillén, General Manager of PTD, says that his team's efforts are continuously focused on raising the level of customer service. *"At PTD lead times are short. High stock availability, combined with an accurate pick-to-ship process and reliable transport, enable us to provide the just-in-time deliveries our customers need to avoid keeping excessive stocks themselves."*

ISO 9002 and ISO 14000 certified, PTD has 180 employees maintaining a stock of about 60,000 different articles, including tools, spare parts and accessories. Stock replenishment is determined by received orders and the demand level. Each day about 11,000 order-lines are processed, 4,000 consignments are shipped, and 900 shipments are received from factories and sub-suppliers. Customer orders placed before 4 p.m. are picked, packed and dispatched on the same day. 93% of all orders are placed electronically, directly into the PTD order processing system. Picking and packing lists, shipping instructions, invoices and other documentation are produced in the language of the country of destination.

PTD has a network of forwarders at its disposal. A joint tracking system operated with the transport companies ensures that orders can be traced on-line.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

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Group Communications

CONTACT: Gary Fritz, Vice President, Information Technology
+32 3 870 27 70, or +32 4 96 28 16 14, gary.fritz@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, or +46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco enters into global business agreement with SAP

Stockholm, Sweden, May 15, 2002—Atlas Copco AB and SAP Svenska AB have entered into a long-term global business agreement to provide a standard solution that can accommodate and optimize common business processes and to secure new business opportunities.

"This is a business-driven decision which will define the next generation business support system," says Gary Fritz, Vice President Information Technology, for the Atlas Copco Group.

"By having a standard solution available, which provides seamless information flow between Atlas Copco and all their partners like customers, suppliers, authorities, banks and employees, it will gain a substantial improvement that meets tomorrow's business demands," says Thord Andersson, Managing Director SAP Svenska AB.

The parties consider this global business agreement a milestone in terms of standardizing and reusing business processes. The contract will encompass all components within the mySAP.com platform. The different companies within the Atlas Copco Group will have full access to the different components within the platform, i.e supply-chain management, e-procurement, business intelligence, human resources, financials and customer relationship management, which supports the global customer centers and the portal technology that enables faster integration.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SAP is the world's leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 17,000 companies in over 120 countries run more than 44,500 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com).

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Group Communications

CONTACT: Claes Ahrengart, President, Atlas Copco Construction Tools Division
+46-8-743 9615, +46-70-373 9615, claes.ahrengart@atlascopco.com

Lotta Bynke, Communications Manager, Atlas Copco Construction Tools Division
+46-8-743 9602, +46-70-519 9602, lotta.bynke@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+46-8-743 8074, +46-70-349 8074, cathrine.gustafsdahl@atlascopco.com

Atlas Copco finalizes acquisition of Krupp Berco Bautechnik GmbH

Stockholm, Sweden, June 3, 2002—After the approval from regulatory authorities, Atlas Copco Berema AB, Atlas Copco Holding GmbH and Atlas Copco France Holding S.A. have finalized the acquisition of Krupp Berco Bautechnik GmbH, Essen, Germany, and its sister company in France, part of ThyssenKruppTechnologies AG. The purchase price was not disclosed.

Krupp Berco Bautechnik is one of the world's leading manufacturers of hydraulic demolition equipment for the mining and construction market. The companies have annual revenues of approximately MSEK 600 (M€65) and 420 employees. The acquisition is effective June 1, 2002.

Krupp Berco Bautechnik is now part of Atlas Copco Construction Tools, a division within the Construction and Mining Technique business area. The acquisition is in line with the division's strategy to expand the business in the demolition tools field.

Atlas Copco Construction Tools is a division within the Construction and Mining Technique business area. The company develops, produces and markets pneumatic, gasoline-powered and hydraulic breakers under three different brands; Atlas Copco, Chicago Pneumatic and Kango.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

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Atlas Copco

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Group Communications

CONTACT: Fredrik Ljungdahl, Sustainability Communications Manager, Atlas Copco AB
+46 70 200 94 91, fredrik.ljungdahl@atlascopco.com

Anna Brandhorst-Satzkorn, Environmental Manager,
Atlas Copco Industrial Technique, + 46 8 7439290, or +46 70 3779290,
anna.brandhorst-satzkorn@atlascopco.com

Atlas Copco Tools receives environmental certification

Stockholm, Sweden, June 24, 2002—The product company of Atlas Copco Tools and Assembly Systems in Tierp, Sweden, has been granted ISO 14001 certification for its operations according to its documented Environmental Policy. With the recent certification, 79% of the Atlas Copco Group's production sites worldwide are ISO 14001 certified.

The ISO 14001 certificate can only be gained by complying with strict international standards in terms of protection of the environment and safety at work. To retain the certification, the company's environmental performance will be checked continuously.

Manifesting the Group's intention to comply with environmental legislation and make continuous improvements in environmental performance, the environmental policy covers virtually all aspects of Atlas Copco Tools and Assembly Systems' operations.

The following changes in the manufacturing process reflect the company's commitment to minimizing the environmental impact of its manufacturing operations:

- For component cleaning, trichloroethylene has been replaced by a non-toxic degreaser.
- For surface coating of components, a new, more environmentally friendly black oxide process has been installed.
- For equipment cooling freons have been replaced with another cooling medium with less ozone depletion potential (ODP).
- Waste is sorted at source into different categories to avoid adding to landfills.

The environmental improvements are not restricted to the manufacturing side. Office air conditioning systems now use environmentally friendly cooling media. The design department enforces a policy that avoids using toxic chemicals and focuses on recycling and energy efficiency. And the purchasing department places clearly defined environmental demands on the products and services of sub-suppliers and contractors.

Atlas Copco Tools and Assembly Systems develops, manufactures and markets hand-held electric and pneumatic tools and assembly systems. The products are primarily sold to the automotive and general industry worldwide. With customer service centers in many parts of the world, the company offers not only a complete range of products and services, but also global project management for multi-national customers. The division employs more than 1700 people worldwide, with headquarters located in Stockholm, Sweden. Atlas Copco Tools and Assembly Systems is a division within the Industrial Technique business area of the Atlas Copco Group. See www.atlascopco.com/tools

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26,000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

CONTACT: Inger Brahme, Communications Manager, Atlas Copco Tools and Assembly Systems, + 46 8 743 9574, mobile: +46 70 308 9574, inger.brahme@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+ 46 8 743 8074, mobile +46 70 3498074, cathrine.gustafsdahl@atlascopco.com

Atlas Copco engineer awarded the Ljungström Prize for developing turbine-driven grinding tools

Stockholm, Sweden, June 25, 2002 — Rolf Jakobsson of Atlas Copco Tools and Assembly systems, Stockholm, has received the prestigious Ljungström Prize for developing industrial grinding tools with turbine motors. Awarded every third year by the National Association of Swedish Mechanical Engineers (SMR), the Ljungström Prize is given for outstanding contributions in the field of mechanical engineering.

Rolf Jakobsson received the Ljungström Prize for his pioneering tool designs. *"A highly innovative and creative designer, Jakobsson developed a successful series of industrial grinders with pneumatically driven, axial turbine motors. The tools have unusually high levels of efficiency and performance,"* says Jan-Gunnar Persson, chairman of SMR.

The low weight and high power of hand-held turbine grinders remove a large amount of physical strain from the operator. These features have revolutionized grinding in heavy applications such as foundries and shipyards.

In addition to making life easier for grinder operators worldwide, Jakobsson's work has put Atlas Copco far ahead in the field of industrial grinding. As a result of his innovative thinking, Atlas Copco's first generation of turbine grinders went into serial production in 1993 and was a major success in the market. The second generation was released in 1998.

Atlas Copco is now launching its third generation of turbine-driven machines. The flagship is the Atlas Copco GTG 21 turbo grinder, a tool whose remarkably high power-to-weight ratio and fast material removal rate make a substantial contribution to raising productivity in the heaviest grinding situations.

To the editor: The Ljungström Prize was founded in 1971 by the National Association of Swedish Mechanical Engineers in memory of two of Sweden's most prominent inventors, Birger and Fredrik Ljungström. Birger Ljungström (1872-1948) invented a bicycle with a free wheel and a rear-wheel brake. With his brother Fredrik Ljungström (1875-1964) he invented high-pressure steam boilers and a new type of steam turbine.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26,000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
+46 8 743 8070, mobile: +46 70 322 8070, annika.berglund@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+ 46 8 743 8074, mobile +46 70 3498074, cathrine.gustafsdahl@atlascopco.com

Gunnar Brock begins position as new President and CEO for Atlas Copco

Stockholm, Sweden, July 1, 2002—Today, Gunnar Brock begins his position as President and CEO of the Atlas Copco Group. *"I am proud to take over the responsibility to lead this successful, strong and diversified organization,"* says Brock. Brock succeeds Giulio Mazzalupi, who retires after 31 years of service.

Gunnar Brock has been employed by Atlas Copco AB since May 1, 2002. During the past two months he has been visiting Group companies and customers in North America, Europe and Asia.

Between 1974 and 1992, Brock worked in various positions within Tetra Pak, a manufacturer of systems for processing, packaging and distributing liquid food. He held a number of different international positions as its General Manager in Asia, Europe and Africa. From 1992 to 1994 he was President and CEO of the Alfa Laval Group, which produces separation, heat transfer and fluid handling equipment. Alfa Laval and Tetra Pak had at the time the same owners. Brock then held the position of President and CEO of the Tetra Pak Group between 1994-2000. His most recent position was as CEO of Thule, a manufacturer of load carrier systems for cars.

Gunnar Brock was born in Skövde, Sweden in 1950. He holds an MBA from the Stockholm School of Economics, Sweden.

To the editor: Gunnar Brock is Atlas Copco's 10th President and CEO since the company was founded in 1873. The following persons have held this position before him: Eduard Fränkel (1873-1887), Oscar Lamm (1887-1909), Gunnar Jacobsson (1909-1940), Walter Wehtje (1940-1957), Kurt-Allan Belfrage (1957-1970), Erik Johnsson (1970-1975), Tom Wachtmeister (1975-1991), Michael Treschow (1991-1997), Giulio Mazzalupi (1997-2002).

Photos: Download photos of Gunnar Brock from the electronic archive on the Internet. Go to http://www.atlascopco.com/photo > Atlas Copco General > search for Gunnar Brock

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Interviews: After the release of the second quarter report on July 18, Gunnar Brock will be available for interviews.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.